

Mail Stop 4720

August 26, 2009

Ms. Lisa K. Vansickle
Senior Vice President & Chief Financial Officer
First Banks, Inc.
135 North Meramac
Clayton, MO 63105

> **RE:** **First Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Quarterly Period Ended June 30, 2009**
> **File No. 001-31610**

Dear Ms.Vansickle:

We have reviewed the above-referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed for the period ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan and Allowance for Loan Losses, page 43

1.   We note the continued deterioration in the credit quality of your loan portfolio during the fiscal 2007 and 2008 periods and into fiscal 2009, which has resulted

in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during these timeframes. We note that the largest increase in both delinquent and nonperforming loans has come from the "real estate construction and development" and in the "1-4 family residential loans" categories. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:

- Discuss the processes taken by management in identifying potential problem loans;
- Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
- Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
- Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and
- Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

2. We note the allowance for loan losses as a percentage of nonperforming loans has continued to decrease in each fiscal period since 2006 and increasing only slightly through the interim period ending June 30, 2009. Given the continued significant increase in the level of both delinquent and nonperforming loans and based on the level of potential problem loans in your portfolio, revise your disclosures to bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses.

3. You disclose on page 49, that as of June 30, 2009 and December 31, 2008, $433.1 million and $224.1 million, respectively, of loans not included within the nonperforming assets table were identified by management as having potential credit problems, or problem loans. In order to provide the reader with a clear understanding of the potentially problem loans within your portfolio, please revise your future filings to disclose in tabular format the loan type and geographic location of these loans. You should supplement this table with a narrative description detailing the information included within this table.

Item 1. Financial Statements

Notes to Consolidated Financial Statements

General

4.   Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 3 - Goodwill And Other Intangible Assets, page 9

5.   We note that in conjunction with your annual impairment analysis in the fourth quarter of fiscal 2008, the Company concluded that the carrying value of its single reporting unit exceeded its fair value at December 31, 2008. Additional testing was performed, with the assistance of an independent valuation firm, and that management concluded that there was no goodwill impairment as of December 31, 2008. Given the continued deterioration in the loan portfolio during fiscal 2009, which has negatively impacted net interest income, resulting in significant increases in both the loan loss provision and in loan charge-offs, higher operating expenses associated with OREO properties and in net losses, it would appear that additional goodwill impairment testing was warranted during the interim period of fiscal 2009. Please address the following:

- tell us how you considered the guidance in paragraph 28 of SFAS 142 in determining whether to perform an interim period goodwill impairment analysis;
- tell us if you performed interim impairment testing subsequent to year-end;
- specifically discuss in MD&A (and quantify amounts as necessary) the critical assumptions used in your goodwill impairment testing; and
- provide a sensitivity discussion around those assumptions and explain how the sensitivity would have impacted the results of your testing.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief